FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC ACQUIRES 100 PER CENT OF EQUATOR HOLDINGS

HSBC Bank plc (HSBC) is to increase its shareholding to 100 per cent in Equator Holdings Limited (Equator), acquiring the 40 per cent of the outstanding shares it does not own from Nedbank Africa Investments Limited (Nedbank), a full subsidiary of Nedcor Limited.

Equator is HSBC's principal business in sub-Saharan Africa, with net assets of US$21.1 million at 31 December 2002. A recent strategic review of this business by HSBC concluded that 100 per cent ownership would enable Equator to be more closely integrated into the Group and thereby provide an enhanced service for Equator's African customer base.

Notes to editors:

1. Equator

Equator was founded in 1974 as a merchant bank to pursue trade finance opportunities exclusively in sub-Saharan Africa and has offices in Angola, Cote d'Ivoire, Ghana, Mozambique, South Africa and Uganda.

2. Nedcor

Nedcor is South Africa's largest bank offering a full range of retail, commercial and corporate banking services including, corporate and project finance, trade and commodity finance, private banking. It has branch or subsidiary operations in Swaziland, Lesotho, Malawi, Hong Kong and London.

3. HSBC Holdings plc

With over 8,000 offices in 80 countries and territories and assets of US$746 billion at 30 June 2002, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                           By:

                                                                                                           Name: P A Stafford

                                                                                                           Title: Assistant Group Secretary

                                                                                                           Date: February 20, 2003